Exhibit 99.2

November 27, 2013

Dear Valued Shareholder of Lakeland Bancorp, Inc.,

We are pleased to announce that we have adopted the Lakeland Bancorp, Inc. 2013 Automatic Dividend Reinvestment and Stock Purchase Plan (the “Plan”), effective November 27, 2013. The Plan replaces in its entirety our prior 2007 Automatic Dividend Reinvestment and Stock Purchase Plan (the “Prior Plan”).

Under the new Plan administered by American Stock Transfer & Trust Company, LLC, we will continue to offer a convenient and cost-effective way to reinvest dividends and purchase additional shares of Lakeland Bancorp common stock, with added flexibility provided to participants. In particular, as a Lakeland Bancorp shareholder you will now be able to:

•	Elect to have all or a portion (at least 10% as required under the Emergency Economic Stabilization Act passed by Congress in 2008) of your dividends automatically reinvested in our common stock;

•	Have your optional cash payments invested monthly instead of quarterly;

•	Invest optional cash payments in amounts as low as $25 to as much as $10,000 per month; and

•	Make optional cash payments by means of automatic monthly electronic deductions (in addition to payments by check and online authorizations for one-time withdrawals).

As with our Prior Plan, participants do not pay brokerage commissions or service charges to purchase shares under the Plan. If a participant requests the Plan administrator to sell shares held in the participant’s account, the participant will be responsible for the applicable transaction fee and brokerage commission, currently $15.00 per transaction and $0.05 per share, respectively.

The Plan does not represent a statement of dividend policy or a guarantee of future dividends. Dividends will be within the discretion of our Board of Directors and will be dependent upon various factors, including, without limitation, the future earnings and financial requirements of Lakeland Bancorp, government regulations and other factors.

Interested shareholders, as well as participants in our Prior Plan, are urged to read the enclosed Plan Prospectus carefully as it contains important information about the Plan. If you are currently participating in our Prior Plan, you will automatically be a participant in the dividend reinvestment feature of our new Plan, and you do not need to take any action unless you wish to make changes to your elections. A Plan enrollment form is enclosed for those shareholders who do not currently participate in our Prior Plan, but who are interested in participating in our new Plan. If you are a current participant and you wish to make changes to your elections, or if you are a new participant who would like assistance with the enrollment process, you may call the Plan Administrator at 1-888-556-0419.

On behalf of our directors, the Lakeland Bancorp management team and our dedicated employees, we thank you for your valued support.

Thomas J. Shara

President and Chief Executive Officer

Enclosure(s)